MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management’s Discussion and Analysis of the financial position and results of operations is prepared as at July 17, 2006, and should be read in conjunction with the accompanying unaudited financial statements and the notes therein.

This discussion contains forward-looking statements.  Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. is a vertically integrated media company that produces, acquires and distributes feature films and television programming for the domestic and international marketplace.

Our revenues arise primarily from the following business segments:

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Motion Pictures, which includes revenues earned from the licensing of distribution rights to in-house and third party feature films to sub distributors in various territories and media throughout the world.

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Television, which includes revenues derived from the licensing of motion pictures and television programming produced or acquired by the Company to broadcasters, cable and satellite television providers domestically and abroad.

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Home Entertainment, which includes revenues derived from the distribution of filmed entertainment and related products to retailers and rental outlets in Canada.

The Company’s operating expenses include;

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Amortization of investment in film and television programming.

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Distribution and marketing expenses attributable to the exploitation of programming rights.

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Selling, general and administrative expenses, which include expenses directly attributable to each business segment and other expenses which are not directly attributable.

The Company’s operates through five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. The entities through which these businesses operate are as follows:

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Peace Arch Entertainment Group Inc., (“PAE”), corporate and head office, based in Toronto, which focuses on the management of Motion Picture production activities, providing production administrative and financial structuring services to producers, licensing television rights in the Canadian market and the administration and collection of Canadian and international film tax incentives.

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Peace Arch LA, Inc. (“PALA”), based in Los Angeles, focuses on the packaging, financing and production of feature films and the licensing of those films in the United States.

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Peace Arch Films Ltd. (“PAF”), based in London, focuses on the international distribution of feature films produced or financed by the Company as well as acquired third party productions.

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The Eyes Project Development Corp. (“TEPD”), based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to also serve the international marketplace.  TEPD’s television programs are currently distributed by a third party international (ex. North America) subdistributor.

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Peace Arch Television Ltd. (“PATV”), based in Toronto, is involved in television program distribution.  PATV distributes the programs to which PAE currently controls and also secures rights from third-party suppliers and sells those rights to broadcasters, cable and satellite television companies domestically and abroad.

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kaBOOM! Entertainment Inc. (“kaBOOM”) based in Toronto, is a distributor of DVDs and related home entertainment products.

Over the past year Peace Arch has continued its focus to build the distribution side of the business and shift its emphasis from the production of feature film and television programming to the exploitation of that programming and third party projects through its internal sales operations. The Company licenses its proprietary and acquired programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors. The Company believes that representing its own product assures meaningful control over the manner of presentation and provides invaluable input as to market perceptions at the packaging and development phase of programming.

At present, the Company is supporting the financing and packaging of an ongoing slate of feature films in the horror, thriller and action genres. It is currently in post-production on two theatrical films and is actively involved in the legal, administrative and executive work associated with a further three theatrical features, seven cable films, eight additional genre titles and a dramatic television series.  For documentary and lifestyle productions many functions are performed using in-house resources.

While de-emphasizing traditional production activities in our business model, we plan to continue supervising the development, packaging and financing of many of our new projects. This strategy allows us to feed our distribution pipeline with a wider variety of new programming without assuming the burden of actively producing all of our film and television projects.

Vision and Mission

Strategically the Company continues to move towards being the licensor of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows from a library of unsold distribution rights in addition to the cash flows that are expected to be generated from production activities thereby providing a more stable source of cash than would be generated from relying exclusively on production activities. It is our intention to establish value to the Company by building up and exploiting a library of film and television distribution rights. An additional benefit to taking an ownership position in the distribution rights of programming is that the distribution rights are sold for a fixed period of time for a license fee. At the expiration of that time period the distribution rights become available to be resold in the territory for another limited period of time. This cycle will continue thereby providing a long-term source of cash flow.

The mission of Peace Arch Entertainment Group Inc. is to become a world leading independent distributor of English-language feature film and television programming.  In support of this, the Company is focused on the following:

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Business model with integrated production, marketing and sales operations

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Global financing relationships

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Distribution relationships and plans to increase global footprint

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Brand identity

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Management team

RECENT DEVELOPMENTS

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for gross proceeds of $9.1 million.  The proceeds were used to repay the term loan, settle the letters of credit provided by a financial institution and certain of the preferred shareholders and to provide working capital.

On May 25, 2006, 726,052 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$363,016.

On April 26, 2006, the Company announced that Castle Hill Productions, Inc., Dream LLC and certain of their affiliated companies (“Dream/CHP”) have entered into a letter of intent with Peace Arch under which Peace Arch will acquire over 500 motion pictures from the film library of Dream/CHP, one of the largest independent film libraries in the world.  The closing of the purchase is subject to execution of final documentation, which is expected to occur by the end of August, 2006.

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

On March 30, 2006, Comerica Bank of California agreed to convert its US$1,075,000 loan for 215,000 shares of the Company’s common stock.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc., a home entertainment studio in Canada. Total consideration of $8,127,000 was provided in the form of 1,033,058 common shares of the Company valued at $500,000, 50,000 stock options of the Company valued at $17,000, cash consideration of $3,000,000, future cash consideration of $4,202,000 and direct costs of acquisition of $408,000.

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

SELECTED QUARTERLY INFORMATION

(in thousands except per share and deliveries information)	Three Months Ended May 31, 2006	Three Months Ended May 31, 2005
Deliveries
Feature Film productions	-	0
Feature Film acquisitions	4	2
TV Movie acquisitions	1	-
TV Episodes	-	3

Revenue	$ 8,824	$4,291
Earnings (loss) for the period	(441)	2,729
Cash dividend on Preference Shares	79	-
Basic earnings (loss) per share	$ (0.02)	$0.14
Diluted earnings (loss) per share	$ (0.02)	$0.14

The Company reported a loss in the three months ended May 31, 2006 of $0.4 million compared to the earnings of $2.7 million for the comparable period of the prior year, representing a decrease of $3.1 million.  The decrease is primarily due to a non-recurring gain of $2.1 million on settlement of obligations that took place in May 2005.

For discussion on trends related to revenues in the above chart see section “Operating Results”.

During fiscal 2005, the Company adopted AcG-15, Consolidation of Variable Interest Entities, as more fully described in note 2 of our consolidated financial statements. This change in accounting policy was applied on a retroactive basis effective December 1, 2004 without restatement of prior periods. This resulted in a cumulative increase of the Company’s deficit in the amount of $53,000.

OPERATING RESULTS

Quarterly Comparison

For the three months ended May 31, 2006, the Company has reported a loss of $0.4 million or $0.02 diluted loss per share compared to earnings of $2.7 million for the comparable period in fiscal 2005 or $0.14 diluted earnings per share.

Diluted loss per share is calculated on 23,124,000 weighted average shares outstanding at May 31, 2006 and 19,384,000 weighted average shares outstanding for the comparable period of the prior year.

Revenue. The Company reported revenue of $8.9 million for the three month period ended May 31, 2006 compared to $4.3 million for the comparable period in fiscal 2005 representing an increase of $4.6 million or 105.6% increase compared to the same period of the prior year. The following table presents revenues earned for each of our business segments;

	Three Months Ended May 31,
(in thousands of dollars)	2006	2005
Segmented Information
Motion Picture	$ 3,420	$ 3,961
Television	1,522	330
Home Entertainment	3,882	-
Total	$ 8,824	$ 4,291

Motion Picture revenue for the period ended May 31, 2006 was $3.4 million representing a 13.7% decrease compared to revenue of $4.0 million for the comparable period in the prior year.  The decrease in revenues primarily reflects the lower number of projects produced by Peace Arch and is associated with the Company’s strategy to prioritize the packaging, financing, and distribution of projects.  This strategy results in lower presale revenues at the time a project is completed and delivered.

Television revenue for the period ended May 31, 2006 was $1.5 million representing an increase of $1.2 million from $0.3 million for the comparable period of the prior year or a 361.2% increase compared to the same period of the prior year. The increase is mainly attributable to the recognition of a television movie, “Stranger Game” during the quarter compared to revenue recognized on 3 episodes of a television series in the comparable period of the prior year.

Home Entertainment revenue of $3.9 million for the quarter represents the revenue recognized from the new kaBOOM business for the quarter. There was no Home Entertainment revenue in the comparable period of the prior year.

Gross Profit.  Gross profit is comprised of revenue less amortization of film and television programming and other production costs. Gross profit for the three months ended May 31, 2006 was $2.4 million compared to $1.0 million for the same period in the prior year.

(in thousands of dollars except gross profit %)	Three Months Ended May 31 2006	Three Months Ended May 31 2005	Change

Revenue	$8,824	$4,291	$ 4,533
Amortization of investment in film and television programming and other production costs	6,438	3,252	3,186
Gross profit	$ 2,386	$ 1,039	$ 1,347
Gross profit percentage	27.0%	24.2%

As a percentage of revenue, gross profit was 27.0% for the three months ended May 31, 2006 compared to the gross profit of 24.2% for the comparable period of the prior year.   The increase of gross profit as a percentage of revenue is due to a change in the product mix on sales to a greater proportion of product with a higher gross profit as compared to sales on product for the same period of the prior year.

Amortization.  Amortization was $6.4 million for the three months ended May 31, 2006 compared to $3.3 million for the three months ended May 31, 2005. The increase in amortization is reflective of the increase in revenues for the three months compared to the same period in the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by $1.3 million, or 143.6%, to $2.3 million for the three months ended May 31, 2006 from $0.9 million for the comparable period in the prior year. This increase was mainly due to costs associated with the new Home Entertainment business that have been incurred in the period compared to the same period of the prior year. The increase includes $0.2 million additional bad debt provision, stock based compensation of $0.1 million and investor relations warrants cost of $0.4 million.  During the three months ended May 31, 2006 there was no recovery of selling, general and administrative expenses as the time period over which the Company was entitled to recover such expenses associated with managing certain assets to realize cash flows to retire the Fremantle debt had ended in fiscal 2005. The following table presents the comparative net selling, general and administrative costs for the two comparable periods;

(in thousands of dollars)	Three Months Ended May 31 2006	Three Months Ended May 31 2005	Change
Selling, general and administrative expenses	$1,774	$ 907	$ 867
Stock based compensation and warrant costs	494	28	466
Recovery of selling, general and administration	-	(4)	4
Total	$2,268	$ 931	$ 1,337

Segmented Profit.  Motion Picture reported earnings of $0.7 million for the quarter representing an improvement of $0.7 million compared to a loss of $24,000 for the same period of the prior year. The improvement is primarily due to the higher revenue for the period and to film sales with higher margins during the period compared to the margins obtained on the film sales of the same period of the prior year. The improvement to the reported earnings for the period was offset by an increase in selling, general and administrative costs due to growth in the business and from marketing costs associated with marketing a greater number of films compared to the same period of the prior year.

Television reported earnings of $55,000 for the quarter, representing a decrease in earnings of $237,000 compared to earnings of $292,000 for the same period of the prior year. The decrease is due to sales on the television movie delivered during the period which carried a lower gross margin compared to the gross margin on the three television episodes delivered in the same period of the prior year.

Home Entertainment reported earnings of $0.5 million for the quarter compared to no earnings for the same period of the prior year. There was no Home Entertainment business in the prior year as the Home Entertainment segment was created upon the acquisition of the kaBOOM business on January 23, 2006.

Interest Income.   Interest income was $0.3 million for the three months ended May 31, 2006, compared to $0.1 million for the same period of the prior year.  Interest revenue represents interest earned on the Restricted Term Deposit. This interest revenue is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense.   Interest expense was $0.8 million for the three months ended May 31, 2006, representing an increase of $0.7 million from $0.1 million for the same period of the prior year.  The increase is due to interest on outstanding production loans for projects produced and delivered in prior years which is no longer capitalized to the cost of the productions.  Interest expense also includes interest of $0.3 million on the deferred financing costs related to the kaBOOM acquisition.  Interest expense includes interest incurred on the Film Financing Obligation. This interest expense was offset by interest revenue of the same amount recorded in respect of the Restricted Term Deposit.

Interest that is capitalized to the cost of film and television programs is charged to earnings in future periods as the related film and television programs are delivered and amortized.  The interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

Other Amortization.   For the three months ended May 31, 2006, other amortization consisting of amortization of property and equipment and amortization of intangible assets amounted to $132,000 compared to $22,000 for the comparable period of the prior year, representing a $110,000 increase. This increase is due to amortization of $90,000 during the quarter for intangible assets related to the acquisition of kaBOOM. In the comparable period of fiscal 2005, the Company did not have amortization related to intangible assets.

Year to Date Comparison

For the nine months ended May 31, 2006, the Company has reported a loss of $1.9 million or $0.10 diluted loss per share compared to earnings of $1.6 million for the comparable period in fiscal 2005 or $0.09 diluted earnings per share.

Diluted loss per share is calculated on 22,074,000 weighted average shares outstanding at May 31, 2006 and 18,693,000 weighted average shares outstanding in the prior year.

Revenue. The Company reported revenue of $13.4 million for the nine month period ended May 31, 2006 compared to $9.1 million for the comparable period in fiscal 2005 representing an increase of $4.3 million or 47.3% increase compared the same period of the prior year. The following table presents revenues earned in each of our business segments;

	Nine Months Ended May 31,
(in thousands of dollars)	2006	2005
Segmented Information
Motion Picture	$ 4,659	$ 7,406
Television	2,324	1,689
Home Entertainment	6,411	-
Total	$ 13,394	$ 9,095

Motion Picture revenue for the period ended May 31, 2006 was $4.7 million representing a decrease of $2.7 million, or a 37.1% decrease compared to revenue of $7.4 million for the comparable period in fiscal 2005. The decrease in revenues primarily reflects the lower number of projects produced by Peace Arch and is associated with the Company’s strategy to prioritize the packaging, financing, and distribution of projects.  This strategy results in lower presale revenues at the time a project is completed and delivered. The revenues for the nine month period arose from sales of distribution rights on programs acquired during the nine months ended May 31, 2006 and on products completed and delivered in prior years.

Television revenue for the period ended May 31, 2006 was $2.3 million representing an increase of $0.6 million from $1.7 million for the same period of the prior year or a 37.6% increase compared to the same period of the prior year. The increase is mainly attributable to sales made on the TV movie acquisition and TV episodes during the period compared with sales on TV episodes only for the same period of the prior year.

Home Entertainment revenue of $6.4 million for the period represents the revenue recognized from the new kaBOOM business from the date of acquisition. There was no Home Entertainment revenue in the comparable period of the prior year.

Gross Profit.  Gross profit is comprised of revenue less amortization of film and television programming and other production costs. Gross profit for the nine months ended May 31, 2006 was $3.8 million compared to $1.8 million for the comparable period in the prior year.

(in thousands of dollars except gross profit %)	Nine Months Ended May 31 2006	Nine Months Ended May 31 2005	Change

Revenue	$13,394	$ 9,095	$ 4,299
Amortization of investment in film and television programming and other production costs	9,624	7,282	2,342
Gross profit	$ 3,770	$ 1,813	$ 1,957
Gross profit percentage	28.1%	19.9%

As a percentage of revenue, gross profit was 28.1% for the nine months ended May 31, 2006 compared to the gross profit of 19.9% for the comparable period of the prior year. The increase in gross profit is due to the product mix on sales in the nine months of film and television rights with a greater proportion of product sales with a higher gross profit compared to the sales of product in the comparable period of the prior year.

Amortization.  Amortization for the nine months ended May 31, 2006 was higher than that of the comparable period for the prior year. Amortization was $9.6 million for the nine months ended May 31, 2006 compared to $7.3 million for the nine months ended May 31, 2005. The increase in amortization is reflective of the sales of product during the period with a higher gross margin, or lower amortization attached, compared to the sales of product in the comparable period of the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by $2.4 million, or 93.5%, to $5.0 million for the nine months ended May 31, 2006 from $2.6 million for the comparable period in the prior year. This increase was mainly due to additional costs associated with the new Home Entertainment business that has been incurred from the date of the kaBOOM acquisition and an increase on stock based compensation and warrant costs compared to the comparable period of the prior year. During the nine months ended May 31, 2006 there was no recovery of selling, general and administrative expenses as the time period over which the Company was entitled to recover such expenses associated with managing certain assets to realize cash flows to retire the Fremantle debt had ended in fiscal 2005. The following table presents the comparative net selling, general and administrative costs for the last two comparable periods;

(in thousands of dollars)	Nine Months Ended May 31 2006	Nine Months Ended May 31 2005	Change
Selling, general and administrative expenses	$ 4,222	$ 2,460	$ 1,762
Stock based compensation and warrant costs	737	248	489
Recovery of selling, general and administration	-	(145)	145
Total	$ 4,959	$ 2,563	$ 2,396

Segmented Profit.  Motion Picture incurred a loss of $1.0 million for the nine month period representing an increase in loss of $389,000 compared to a loss of $569,000 for the same period of the prior year. The increase in loss is primarily due to lower film sales during the period compared to film sales of the same period of the prior year.  An increase in selling, general and administrative costs due to growth in the business and from marketing costs associated with marketing a greater number of films compared to the same period of the prior year contributed to the increase in reported loss for the period compared to the same period of the prior year.

Television reported earnings of $429,000 for the nine month period representing a decrease in earnings of $88,000 compared to earnings of $517,000 for the same period of the prior year. The decrease is due to the product mix of television sales on the thirteen episodes of television series and the television movie delivered during the period which carried a lower gross margin compared to the higher gross margin on the twenty six television episodes delivered in the same period in the prior year.

Home Entertainment reported earnings of $1.1 million for the nine months compared to no earnings for the same period of the prior year. There was no Home Entertainment business in the prior year as the Home Entertainment segment was created upon the acquisition of the kaBOOM business on January 23, 2006.

Interest Income.   Interest income was $0.8 million for the nine months ended May 31, 2006, compared to $0.4 million for the comparable period of the prior year.  Interest revenue represents interest earned on the Restricted Term Deposit. This interest revenue is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense.   Interest expense was $1.9 million for the nine months ended May 31, 2006, representing an increase of $1.3 million from $0.6 million for the comparable period of the prior year.  The increase is due to interest on outstanding production loans from projects produced and delivered in prior years which is no longer capitalized to the cost of the productions.  Interest expense also includes $0.4 million of interest on the deferred financing costs related to the kaBOOM acquisition. Interest expense includes interest incurred on the Film Financing Obligation. This interest expense was offset by interest revenue of the same amount recorded in respect of the Restricted Term Deposit.

Interest that is capitalized to the cost of film and television programs is charged to earnings in future periods as the related film and television programs are delivered and amortized.  Interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

Other Amortization.   For the nine months ended May 31, 2006, other amortization consisting of amortization of property and equipment and amortization of intangible assets amounted to $222,000 compared to $49,000 for the comparable period of the prior year, representing a $173,000 increase. This increase is due primarily to amortization of $135,000 for intangible assets related to the acquisition of kaBOOM. In the comparable period of fiscal 2005, the Company did not have amortization related to intangible assets.

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

(in thousands of Canadian dollars except per share amounts)
	Fiscal 2006			Fiscal 2005			Fiscal 2004
	May 31, 2006	February 28, 2006	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005 (Restated)	November 30, 2004	August 31, 2004
Revenues	$8,824	$3,661	$909	$1,652	$4,291	$1,706	$3,098	$1,774
Net earnings (loss)	(441)	(741)	(699)	(198)	2,729	(499)	(583)	(2,448)
Basic earnings (loss) per common share	(0.02)	$(0.04)	$(0.04)	$(0.01)	$0.14	$(0.03)	$(0.03)	$(0.14)

During the year ended August 31, 2005, the Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  We have determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.

The adjustment to the February 28, 2005 quarter is a reversal of $6.1 million in revenues and $5.7 million in amortization resulting in an increase of net loss of $0.4 million.

The preceding table reflects the revised February 28, 2005 quarterly results of operations as well as the quarterly results of the Company for the past two years.

The Company’s revenues and net earnings are dependent on the timing of the completion of the production process. Delivery of motion picture business segment product occurs at any time during the year. There are no seasonal or cyclical factors involved with the delivery of motion pictures. Episodic television product is delivered to buyers as each episode is completed and may occur over two quarters.

Revenue recognized for the three months ended May 31, 2006 is primarily a result of distribution sales activity on film product delivered in prior years and sales generated from the new home entertainment business.

Quarterly net earnings (loss) have varied due to one time events that occurred during the third quarter of fiscal 2005 arising from the recognition of a one time $2.1 million gain on the settlement of obligations as described in note 11 of the August 31, 2005 consolidated financial statements.

In the fourth quarter of fiscal 2004 the net loss can be attributed, for the most part, to a valuation impairment charge on the Company’s investment in film and television after review of its future revenue estimates that support the carrying value of the investment in film and television.

OUTSTANDING SHARES

On May 30, 2006, 220,000 common shares were issued upon exercise of employee stock options valued at $115,000.

On May 25, 2006, 726,052 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$363,016.

On April 28, 2006, the Preferred Shareholders who are entitled to 10% cumulative dividend were paid a total of 178,620 common shares.

On April 24, 2006, the secured creditors who put up letters of credit for the kaBOOM acquisition financing received a standby fee of 4% of their total letter of credit resulting in a share issuance of a total of 245,291 common shares.

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

On January 23, 2006, in connection with the acquisition of kaBOOM, the Company issued 1,764,118 common shares of the Company for proceeds of $0.8 million, net of issuance costs. The value of the common shares issued was $0.44 or $0.48, which was based on and determined by the average of the Company’s common stock trading price for the 10 day period prior to the date of acquisition.

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

As at July 17, 2006, the Company has 31,097,332 common shares, 4,347,827 Series I Preferred Shares and 2,661,929 Series II Preferred Shares outstanding.  As at July 17, 2006, the Company has 3,055,000 share purchase options outstanding entitling the holders to purchase one common share for each option held at prices from $0.41 to $1.38 per share expiring on various dates up to February 1, 2010.  As at July 17, 2006, the Company has 1,769,000 common share purchase warrants outstanding, of which 1,500,000 are exercisable at US$0.54 per common share until February 6, 2009 and 269,000 are exercisable at CAD$1.21 until June 7, 2010.  As at July 17, 2006, the Company has 1,685,896 preferred share purchase warrants outstanding, each exercisable at a price of US$0.50 per preferred share until July 29, 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company’s ability to continue operations depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities.  As at May 31, 2006, the Company had available cash or cash equivalents of $0.2 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  The Company is currently identifying various financing alternatives to enable the timely discharge of the Company’s obligations.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts.

In connection with the acquisition of kaBOOM, the Company has outstanding a term loan and letters of credit provided by a financial institution and certain preferred shareholders totaling $7.6 million that become due on July 30, 2006.  On June 7, 2006, the Company completed a private placement of 7.5 million common shares for gross proceeds of $9.1 million and net proceeds of $8.6 million.  A portion of the proceeds were used to retire the term loan and to satisfy the obligation for which the letters of credit were provided.  The remaining net proceeds from the private placement were utilized as working capital for the Company.

Cash Flows from Operating Activities

During the nine months ended May 31, 2006, $8.5 million was used in operating activities.  The primary requirement for cash was the Company’s increased investment in film and television by $10.3 million, net of amortization and the net loss for the period of $1.9 million.  Sources of cash from operations arose from reductions in accounts receivable of $1.6 million and deferred revenue of $1.8 million.

During the comparable period in fiscal 2005, the Company used $6.1 million in operating activities. This was a result of an increase of $0.5 million in film and television programming, net of amortization, a reduction in deferred revenue of $2.8 million and a reduction of accounts payable and accrued liabilities of $4.3 million offset by earnings for the nine months of $1.6 million and a decrease in accounts receivable of $1.6 million.

Cash Flows from Investing Activities

During the nine months ended May 31, 2006, the Company used $3.3 million cash flow in investing activities which was primarily due to the net cash required for the acquisition of kaBOOM of $3.2 million. For the comparable period of the prior year, cash used in investing activities of $28,000 was a result of the purchase of property and equipment.

Cash Flows from Financing Activities

In the nine months ended May 31, 2006, cash contributed from financing activities was $10.6 million compared to cash provided from financing activities of $5.2 million in the comparable period in fiscal 2005. Cash provided from financing activities for the period was due to the $6.0 million net addition of production loans, the issuance of $3.5 million in a term loan in connection with acquisition of kaBOOM and the issuance of $1.5 million in Series II Preferred Shares. For the comparable period of the prior year, cash contributed from financing activities amounted to $5.2 million, which was due to a net issuance of production loans. The addition to production loans is reflective of the increase in investment in film and television.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at May 31, 2006 will be payable over the next year.  The Company has total loan and credit facilities of $11.3 million which are due for annual renewal in the current fiscal year.  The Company obtained extensions in the past since the timing of collection of receipts and revenue streams may extend beyond the original estimated date.  Management seeks renewals and extensions of the individual production loan facilities and is confident that such an agreement will be achievable.  However, there is no assurance the Company will be successful.

OFF BALANCE SHEET ARRANGEMENTS

During the year ended August 31, 2004, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2.5 million to assist with a producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance obligation is due one year after the production’s initial theatrical release. The obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the additional guarantee, the Company will obtain an additional interest in the films from its co-producer. Should the Company default in the guarantee payment, the co-producer is entitled to receive the Company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

At May 31, 2006, the Company had commitments of $5.5 million (August 31, 2005 - $3.1 million) with respect to the acquisition of film distribution rights to 12 films (August 31, 2005 – 3 films), which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2006.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2006, the Company paid $142,000 (2005 - $137,000) to a company controlled by a shareholder, director and officer of the Company for executive services   rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During the nine months ended May 31, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the   Company’s selling, general and administrative expenses.

c)

As at May 31, 2006, the Company was owed $nil (2005 - $137,000) from a company controlled by a shareholder, director and officer of the Company. This amount is included in accounts and other   receivables.

d)

As at May 31, 2006, included in accounts receivable was $nil (August 31, 2005 - $1,480,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a   sale of distribution rights to the related company prior to the   individual becoming a member of senior   management. The amount is secured by an irrevocable letter of credit.

e)

As at May 31, 2006, the Company was indebted to a shareholder, director, and officer of the Company in the amount of $50,000 (2005 - $nil). The amount is due on demand and is entitled to a 10% finance fee of   the amount of the loan. This amount payable is included in production loans.

f)

During the nine months ended May 31, 2006, the Company paid $108,000 to certain preferred shareholders representing the standby fee related to letters of credit (as described in note 9).  This amount   was settled by the issuance of 245,291 common shares of the Company (note 15(a)(vi)).

g)

At May 31, 2006, the Company was indebted to a member of senior management in the amount of $309,000.  The amount is due on demand and bears interest at 24% per annum.  This amount is included   in production loans.

Other related party transactions and balances have been described elsewhere in these financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies.  The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  The estimates discussed in the Company’s annual Management Discussion and Analysis dated November 25, 2005, which is incorporated by reference herein, have not changed substantially other than disclosed as follows:

In connection with the purchase of kaBOOM, the Company is required to allocate the purchase price to the fair value of the assets, liabilities, intangible assets and goodwill.  In determining the fair value for each asset, liabilities and intangible assets estimates of the future cash flows were done.  The cash flows were discounted to the date of acquisition using a discount factor which was determined using estimations of risk factors and interest rates.  Goodwill is determined from the excess of the purchase price over the fair values of the net assets and the intangible assets.

The Company has made estimates as to the useful life of the intangible assets acquired in the purchase of kaBOOM for purposes of amortizing the fair value over that useful life.

Goodwill is reviewed for impairment at least annually. The Company makes estimates in the determination of any potential impairment of goodwill.

FINANCIAL INSTRUMENTS

As at May 31, 2006, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, corporate loan, production loans, revenue guarantee obligation, business acquisition obligation and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at May 31, 2006. The carrying value of the business acquisition obligation to issue shares reflects fair value as it is reported at the fair value of the shares at May 31, 2006. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company’s revenues and earnings from operations.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company’s future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company’s failure to recoup its investment or realize its anticipated profits.

The Company’s business is substantially dependent on the services of a number of key personnel placed in several positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company’s business.

The Company’s international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company’s international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company’s management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  The Company typically amortizes a minimum of 80% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian and United States State government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company’s production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company’s primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.’s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company’s consolidated financial statements for its 2005 fiscal year and the Nine Months ended May 31, 2006.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of the Annual Information Form, together with one copy of the consolidated financial statements, Management Discussion and Analysis and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.

Dated July 17, 2006.